UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 28, 2022

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 28, 2022, regarding the dividend distribution proposal.

Istanbul, April 28, 2022

Announcement Regarding the Dividend Distribution Proposal

As per our Company’s Articles of Association and Dividend Distribution Policy, as a result of the comprehensive evaluation of the macroeconomic and financial circumstances, our investment plans, related cash projections; our Company’s Board of Directors has taken the decision to submit the distribution of our Company’s dividend in a gross amount of TRY 1,257,774,594 equivalent of a gross dividend of TRY 0.5717157 (net TRY 0.5145442) per ordinary share with a nominal value of TRY 1 to the shareholders in cash on July, 26, 2022, within the scope of the principles set forth in the legislation to the approval of the Ordinary General Assembly of Shareholders for fiscal year 2021, according to the dividend distribution table which has been prepared for the related fiscal years.

Herewith enclosed are the details of the dividend distribution proposal decision taken, the dividend distribution table and dividend per share.

Proposed Gross Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Proposed Net Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Proposed Cash Dividend Date
0.5717157	0.5145442	26.07.2022

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

ANNEX: Board of Directors Dividend Distribution Proposal

The Board of Directors of the Company decided to distribute gross dividend amount of TRY 1,257,774,594 to be paid in cash to our shareholders within the below conditions explained hereunder as part of the resolution:

  As a result of the activities of our Company, pertaining to the period between January 1, 2021 and December 31, 2021, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the Capital Markets Board Communiqué numbered II-14.1, named “Communiqué Regarding the Financial Reporting in Capital Markets” is TRY 4,540,913,818,

  TRY 5,031,098,375 after tax profit calculated according to the consolidated financial statements shall be taken as the basis for dividend distribution in accordance with “Capital Markets Board Dividend Guide” which was published on 27 January 2014.

  As the ceiling designated in the Turkish Commercial Code (TCC) for first legal reserve has been reached by our company; no first legal reserve set aside,

  TRY 5,031,098,375 is the distributable dividend of the Company, pertaining to year 2021 and TRY 5.120.578.238- calculated by adding TRY 89,479,863 which is the aggregate amount of the donations made during the year, to the above mentioned amount shall be taken as the first dividend basis,

  In accordance with the provisions declared in Capital Markets Board (“CMB”) Communiqué Serial: II-19.1 on “Dividends” and clauses set in the article of association of our company; TRY 1,024,115,648 - which is 20% of the first dividend basis, amounting to TRY 5,120,578,238 - shall be distributed as the first cash dividend and the secondary reserve amounting to TRY 114,777,459 shall be separated from the rest of the net distributable current year profit,

a. The total amount of TRY 1,257,774,594 which shall be distributed in cash, shall be distributed from statutory previous year’s profit.

b. The withholding tax deductions shall be applicable on the amount to be distributed in cash, TRY 1,257,774,594 as mentioned hereinabove,

c. In this respect, gross amount of TRY 0.5717157- shall be distributed to our shareholders for each share, having a nominal value of TRY 1 (One Turkish Lira), and hence the aggregate gross amount of dividend distribution in cash shall be TRY 1,257,774,594.

  TRY 3,658,546,322- which is the remaining of the 2021 year’s distributable profit after the cash dividend distribution shall be:

a. Regarded as previous year’s profit and set aside within the Company,

b. The withholding tax deductions shall be applicable on the amount, which is set aside as 2021 fiscal year’s profit, in case such amount shall be subject to redistribution.

	TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2021 DIVIDEND DISTRIBUTION TABLE (TL)

1)	Paid / Issued Capital				2,200,000,000

2)	Total Legal Reserves (in accordance with statutory records)				1,985,504,434

	If there is information about privilege in dividend distribution in accordance with the Articles of Association

	DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)

3)	Profit for the period		4,540,913,818		2,818,082,184

4)	Tax (-)		- 490,184,557		-

5)	Net Profit for the period (=)	(3-4)	5,031,098,375	(3-4)	2,818,082,184

6)	Prior Years' Losses (-)		-		-

7)	Primary Legal Reserves (-)	((5YK-6YK)*0.05)	-	((5YK-6YK)*0.05)	-

8)	NET DISTRIBUTABLE PROFIT (=)	(5-6-7)	5,031,098,375	(5-6-7)	2,818,082,184

9)	Donations made during the year		89,479,863

10)	Net distributable profit including donations that is the base of calculation of first legal reserves	(8+9)	5,120,578,238

11)	First Dividend	(10*the minimum rate determined by the CMB)	1,024,115,648
a	-Cash
b	-Cash		1,024,115,648
c	-Share
	-Total		1,024,115,648

12)	Dividend paid to preference shares	Amount of the dividend for privileged shareholders in accordance with the articles of Association

13)	Dividends paid to Board Members, employees and etc.

14)	Dividend paid to Redeemed Share Owners

15)	Secondary Dividend		233,658,946

16)	Secondary Legal Reserves	((11+12+13+14+15)-(1*0.05))/10	114,777,459

17)	Status Reserves

18)	Special Reserves

19)	EXTRA ORDINARY RESERVES (*)	8-(11a+12+13+14+16+17+18)	3,658,546,322

20)	Other Distributable Sources
	-Prior years' profits (**)				1,257,774,594
	-Ekstra Ordinary Reserves
	-Other Distributable Reserves in accordance with legislation and Articles of Association

(*) TRY 3,658,546,322 which is the remaining of the 2021 year’s distributable profit after the cash dividend distribution made, shall be regarded as previous year’s profit in SPK records.

(**) The total amount of TRY 1,257,774,594 which shall be distributed in cash from statutory from statutory previous year’s profit.

Not: Dividend regarding to buy-back shares are recorded in free reserves at statutory accounts.

INFORMATION ON DIVIDEND PAY OUT RATIO(1)
INFORMATION ON DIVIDEND PER SHARE
	Group	TOTAL DIVIDEND AMOUNT (TRY)	DIVIDEND FOR A SHARE WITH A NOMINAL VALUE OF 1 TL
			AMOUNT (TRY)	RATIO (%)
GROSS	A	188,666,189	0.5717157	57.17
	B	1,069,108,405	0.5717157	57.17
	TOTAL	1,257,774,594	0.5717157	57.17
	Witholding tax will beapplied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
NET	A	169,799,570	0.5145442	51.45
	B	962,197,564	0.5145442	51.45
	TOTAL	1,131,997,134	0.5145442	51.45
	Witholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
RATIO OF GROSS DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT
TOTAL GROSS DIVIDEND DISTRIBUTION AMOUNT (TRY)	TOTAL GROSS DIVIDEND DISTRIBUTION/NET DISTRIBUTABLE PROFIT (%)
1,257,774,594	25.00

(1) Group shares will be disclosed separately if there exists any privileged shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 28, 2022	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 28, 2022	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer